UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

AT HOME GROUP INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
04650Y 100
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEA Investors 2006 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,457,648 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,457,648 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,457,648 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEA Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
22,898,284 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
22,898,284 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,898,284 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
37.93% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016 .

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRD Holding LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
30,502,038 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
20,890,234 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,502,038 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
50.53% (3)(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)
Includes 9,611,804 shares of common stock held of record by another party to the Stockholders Agreement (as defined in Item 8 below). Excludes a further 13,614,809 shares of common stock owned by another party to the Stockholders Agreement. See Items 4 and 8 below.

(3)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.
(4)
The percentage represented by the amount in Row (9), together with (i) the 13,614,809 shares of common stock excluded from Row (9) as described in footnote (2) and (ii) the shares of common stock reported on this Schedule 13G as being beneficially owned by other Reporting Persons (as defined in Item 2(a) below), is 83.79%. See Items 4 and 8 below.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRD Holding GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
20,890,234 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
20,890,234 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,890,234 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
34.61% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRD Holding-A LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,619,854 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,008,050 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,619,854 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.25% (3)(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)
Includes 9,611,804 shares of common stock held of record by another party to the Stockholders Agreement (as defined in Item 8 below). Excludes a further 13,614,809 shares of common stock owned by another party to the Stockholders Agreement. See Items 4 and 8 below.

(3)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.
(4)
The percentage represented by the amount in Row (9), together with (i) the 13,614,809 shares of common stock excluded from Row (9) as described in footnote (2) and (ii) the shares of common stock reported on this Schedule 13G as being beneficially owned by other Reporting Persons (as defined in Item 2(a) below), is 83.79%. See Items 4 and 8 below.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRD Holding-A LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,008,050 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,008,050 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,008,050 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.33% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRD Holding AEA LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,069,452 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,457,648 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,069,452 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.31% (3)(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)
Includes 9,611,804 shares of common stock held of record by another party to the Stockholders Agreement (as defined in Item 8 below). Excludes a further 13,614,809 shares of common stock owned by another party to the Stockholders Agreement. See Items 4 and 8 below.

(3)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.
(4)
The percentage represented by the amount in Row (9), together with (i) the 13,614,809 shares of common stock excluded from Row (9) as described in footnote (2) and (ii) the shares of common stock reported on this Schedule 13G as being beneficially owned by other Reporting Persons (as defined in Item 2(a) below), is 83.79%. See Items 4 and 8 below.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEA Investors 2006 Participant Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,457,648 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,457,648 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,457,648 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEA Investors 2006 QP Participant Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,457,648 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,457,648 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,457,648 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEA Investors 2006 Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,457,648 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,457,648 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,457,648 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEA Investors 2006 PF LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,457,648 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,457,648 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,457,648 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEA Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,457,648 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,457,648 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,457,648 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEA Investors Partners 2006 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,457,648 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,457,648 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,457,648 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEA Management (Cayman) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,457,648 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,457,648 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,457,648 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 04650Y100	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John L. Garcia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,355,932 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,355,932 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,355,932 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
45.32% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 below.
(2)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

Item 1 (a).  Name of Issuer:

At Home Group Inc.

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

1600 East Plano Parkway, Plano, Texas 75074, USA

Item 2 (a).  Name of Person Filing:

This Schedule 13G is being filed on behalf of the following persons (collectively, the “Reporting Persons”):*

(i)	AEA Investors Partners 2006 L.P.;
(ii)	AEA Investors LP;
(iii)	GRD Holding LP;
(iv)	GRD Holding GP LLC;
(v)	GRD Holding-A LP;
(vi)	GRD Holding-A LLC;
(vii)	GRD Holding AEA LLC;
(viii)	AEA Investors 2006 Participant Fund LP;
(ix)	AEA Investors 2006 QP Participant Fund LP;
(x)	AEA Investors 2006 Fund L.P.;
(xi)	AEA Investors 2006 Fund II L.P.;
(xii)	AEA Investors 2006 PF LLC;
(xiii)	AEA Management LLC;
(xiv)	AEA Management (Cayman) Ltd.; and
(xv)	Mr. John L. Garcia

The Reporting Persons have entered into a joint filing agreement, dated as of February 14, 2017, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Act of 1934.

*Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

The address for each of:

AEA Investors 2006 Fund L.P.
AEA Investors 2006 Fund II L.P.
AEA Investors Partners 2006 L.P.
AEA Management (Cayman) Ltd.

is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

The address for each of:

AEA Investors LP
GRD Holding LP
GRD Holding GP LLC
GRD Holding-A LP
GRD Holding-A LLC
GRD Holding AEA LLC
AEA Investors 2006 Participant Fund LP
AEA Investors 2006 QP Participant Fund LP
AEA Investors 2006 PF LLC
AEA Management LLC
Mr. John L. Garcia

is c/o AEA Investors LP, 666 Fifth Avenue, 36th Floor, New York, NY 10103, USA

Item 2 (c).  Citizenship:

Citizenship is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.
Item 2 (d).  Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2 (e).  CUSIP Number:

04650Y100

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934.

Item 4.       Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.  As of the date of this report, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of At Home Group Inc. (the “Company”) listed opposite its or his name:

Reporting Person	Number of Shares Beneficially Owned(a)	Percent of Class (b)

AEA Investors 2006 Fund L.P.	0(c)	0%
GRD Holding LP	20,890,234(d)	34.61%
AEA Investors LP	0(d)(e)	0%
GRD Holding GP LLC	0(d)	0%
GRD Holding-A LP	2,008,050(e)	3.33%
GRD Holding-A LLC	0(e)	0%
GRD Holding AEA LLC	4,457,648(c)	7.38%
AEA Investors 2006 Participant Fund LP	0(c)	0%
AEA Investors 2006 QP Participant Fund LP	0(c)	0%
AEA Investors 2006 Fund II L.P.	0(c)	0%
AEA Investors 2006 PF LLC	0(c)	0%
AEA Management LLC	0(c)	0%
AEA Investors Partners 2006 L.P.	0(c)	0%
AEA Management (Cayman) Ltd.	0(c)	0%
John L. Garcia	0(f)	0%

(a)
Excludes (i) 13,604,809 shares of common stock of the Company held of record by SPH GRD Holdings, LLC (“Starr”) and (ii) 9,611,804 shares of common stock of the Company held of record by Starr Investment Fund II, LLC (“Starr II”), each of which is a party to the Stockholders Agreement described in Item 8 below, and with respect to which certain of the Reporting Persons may be deemed to have or share voting control. The Reporting Persons disclaim beneficial ownership of the shares of common stock held by Starr and Starr II. See Item 8 below.

(b)	Based on 60,366,768 shares of common stock outstanding as of December 31, 2016.

(c)
GRD Holding AEA LLC, which is the holder of record of 4,457,648 shares of common stock, is a limited liability company whose members are AEA Investors 2006 Participant Fund LP, AEA Investors 2006 QP Participant Fund LP, AEA Investors 2006 Fund L.P. and AEA Investors 2006 Fund II L.P.  The general partner of each of AEA Investors 2006 Participant Fund LP and AEA Investors 2006 QP Participant Fund LP is AEA Investors 2006 PF LLC, whose sole member is AEA Management LLC. The general partner of each of AEA Investors 2006 Fund L.P. and AEA Investors 2006 Fund II L.P. is AEA Investors Partners 2006 L.P., whose general partner is AEA Management (Cayman) Ltd.  Each of AEA Investors 2006 Participant Fund LP, AEA Investors 2006 QP Participant Fund LP, AEA Investors 2006 Fund L.P., AEA Investors 2006 Fund II L.P., AEA Investors 2006 PF LLC, AEA Management LLC, AEA Investors Partners 2006 L.P. and AEA Management (Cayman) Ltd. may be deemed to share beneficial ownership of the shares of the Company’s common stock held of record by GRD Holding AEA LLC, but each disclaims beneficial ownership of such shares, as well as of the shares held of record by GRD Holding LP and GRD Holding-A LP.

(d)
GRD Holding LP, which is the holder of record of 20,890,234 shares of common stock, is a limited partnership whose general partner is GRD Holding GP LLC, whose sole member is AEA Investors LP.  Each of GRD Holding GP LLC and AEA Investors LP may be deemed to share beneficial ownership of the shares of the Company’s common stock held of record by GRD Holding LP, but each disclaims beneficial ownership of such shares, as well as of the shares held of record by GRD Holding-A LP and GRD Holding AEA LLC.

(e)
GRD Holding-A LP, which is the holder of record of 2,008,050 shares of common stock, is a limited partnership whose general partner is GRD Holding-A LLC, whose sole member is AEA Investors LP. Each of GRD Holding-A LLC and AEA Investors LP may be deemed to share beneficial ownership of the shares of the Company’s common stock held of record by GRD Holding-A LP, but each disclaims beneficial ownership of such shares, as well as of the shares held of record by GRD Holding LP and GRD Holding AEA LLC.

(f)
Mr. John L. Garcia is the chairman and chief executive officer of AEA Investors LP, the sole member of AEA Management LLC and the sole stockholder and director of AEA Management (Cayman) Ltd.  Mr. Garcia may be deemed to share beneficial ownership of the shares of the Company’s common stock held of record by GRD Holding LP, GRD Holding-A LP and GRD Holding AEA LLC, but Mr. Garcia disclaims beneficial ownership of such shares.

Item 5.       Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.       Identification and Classification of Members of the Group:

Each of GRD Holding LP, GRD Holding-A LP and GRD Holding AEA LLC (collectively, the “AEA Funds”) is a party to a Second Amended and Restated Stockholders’ Agreement, dated as of July 22, 2016 (the “Stockholders Agreement”), among the Company, Starr and Starr II (Starr and Starr II, collectively, the “Starr Funds”).  The Stockholders Agreement contains, among other things, certain restrictions on the ability of the AEA Funds and Starr Funds to freely transfer shares of the Company’s stock, and further provides that, for a period of two years following the initial public offering of the Company, subject to certain exceptions, Starr II will agree to vote or cause to be voted the 9,611,804 shares of the Company’s common stock held of record by Starr II as of the date hereof on all matters presented to the stockholders in the same manner that the AEA Funds vote on such matters. As a result of such agreement, the AEA Funds may be deemed to have or share voting power over the 9,611,804 shares held of record by Starr II, however the AEA Funds disclaim beneficial ownership of such shares.

The Stockholders Agreement also provides that, for so long as each of the AEA Funds, on the one hand, and Starr, on the other hand, respectively in the aggregate own at least 10% of the Company’s outstanding common stock, each of the AEA Funds and Starr are entitled to nominate at least one individual for election to the Company’s board.  The AEA Funds and the Starr Funds have agreed pursuant to the Stockholders Agreement to vote all of their respective shares to elect such individuals to the Company’s board. As a result of such agreement, the AEA Funds may be deemed to have or share voting power over the 13,614,809 shares held of record by Starr and the 9,611,804 shares held of record by Starr II, however the AEA Funds disclaim beneficial ownership of such shares.

The aggregate number of shares of common stock beneficially owned collectively by the AEA Funds and Starr Funds, based on available information, is approximately 50,582,545 shares, which represents approximately 83.79% of the outstanding common stock of the Company. The AEA Funds disclaim beneficial ownership of any shares of common stock held by the Starr Funds.

Item 9.       Notice of Dissolution of Group:

Not applicable.

Item 10.       Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2017

AEA INVESTORS 2006 FUND L.P.

By:	AEA Investors Partners 2006 L.P., its general partner

By:	AEA Management (Cayman) Ltd., its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS LP

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

GRD HOLDING GP LLC

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

GRD HOLDING-A LLC

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President and Secretary

GRD HOLDING-A LP

By:	GRD Holding-A LLC, its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President and Secretary

GRD HOLDING LP

By:	GRD Holding GP LLC, its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

GRD HOLDING AEA LLC

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS 2006 PARTICIPANT FUND LP

By:	AEA Investors 2006 PF LLC, its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS 2006 QP PARTICIPANT FUND LP

By:	AEA Investors 2006 PF LLC, its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS 2006 FUND II L.P.

By:	AEA Investors Partners 2006 L.P., its general partner

By:	AEA Management (Cayman) Ltd., its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS 2006 PF LLC

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA MANAGEMENT LLC

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President and Secretary

AEA INVESTORS PARTNERS 2006 L.P.

By:	AEA Management (Cayman) Ltd., its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA MANAGEMENT (CAYMAN) LTD.

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

JOHN L. GARCIA

By:	/s/ Barbara L. Burns, attorney-in-fact
Name: John L. Garcia

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Power of Attorney